

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>via facsimile and U.S. mail</u>
Mr. Jon A. Douglas
Northgate Minerals Corporation
18 King Street East, Suite 1602
Toronto, Ontario
Canada M5C1C4

November 29, 2006

Re: **Northgate Minerals Corporation**
          Form 40-F for fiscal year ended December 31, 2005
          Response Letter dated October 12, 2006
          File No. 1-06138

Dear. Mr. Douglas:

       We have completed our review of Northgate Minerals Corporation's 2005 Form 40-F and do not, at this time, have any further comments.

                                                   Sincerely,

                                                   Karl Hiller
                                                   Branch Chief